Exhibit 99.6

Wipro Limited

Results for the Quarter December 31, 2015

Operating Metrics Pertaining to IT Services Segment

A. IT Services

		FY 15-16			FY 14-15
		Q3	Q2	Q1	FY	Q4	Q3
Revenue & OM%	IT Services Revenues ($M)	1,838.3	1,831.9	1,794.1	7,081.6	1,774.5	1,795.4
	Sequential Growth	0.3%	2.1%	1.1%	7.0%	-1.2%	1.3%
	Sequential Growth in Constant Currency	1.4%	3.1%	0.2%		1.2%	3.7%
	Operating Margin%	20.2%	20.7%	21.0%	22.2%	22.0%	21.8%
Service Line Mix	Practices*
	Global Infrastructure Services	28.1%	28.0%	28.0%	27.1%	27.9%	27.7%
	Analytics	7.4%	7.5%	7.5%	7.1%	7.1%	7.0%
	Business Process Services	9.8%	9.8%	9.3%	9.5%	9.4%	9.5%
	Product Engineering	8.0%	7.9%	7.7%	7.1%	7.6%	7.1%
	Application Services	46.7%	46.8%	47.5%	49.2%	48.0%	48.7%
	R&D Business	10.4%	10.5%	10.3%	9.8%	10.2%	9.8%
	Consulting	1.6%	1.9%	1.7%	1.9%	1.8%	1.9%
SBU Mix	Strategic Business Units
	Global Media & Telecom	13.4%	13.4%	13.2%	13.9%	13.5%	13.8%
	Finance Solutions	26.2%	26.7%	26.8%	26.2%	26.5%	25.7%
	Manufacturing & Hitech	18.4%	18.7%	18.6%	18.2%	18.3%	18.3%
	Healthcare, Life Sciences & Services	12.0%	11.4%	11.2%	11.4%	11.7%	11.7%
	Retail, Consumer Goods & Transportation	15.6%	15.1%	15.0%	14.1%	14.5%	14.1%
	Energy, Natural Resources & Utilities	14.4%	14.7%	15.2%	16.2%	15.5%	16.4%
Geography Mix	Geography
	Americas	52.8%	53.0%	52.5%	51.0%	51.7%	51.4%
	Europe	24.8%	25.2%	25.6%	27.8%	26.3%	27.6%
	India & Middle East business	11.0%	10.6%	10.6%	9.7%	10.7%	9.6%
	APAC and Other Emerging Markets	11.4%	11.2%	11.3%	11.5%	11.3%	11.4%
Guidance	Guidance ($MN)	1,841-1,878	1,821-1,857	1,765-1,793		1,814-1,850	1,808-1,842
	Guidance restated based on actual currency realized ($MN)	1,821-1,858	1,803-1,839	1,781-1,809		1,771-1,806	1,767-1,801
	IT Services Revenues ($M)	1,838.3	1,831.9	1,794.1	7,081.6	1,774.5	1,795.4
Customer Relationships	Customer size distribution (TTM)
	> $100M	9	10	10	11	11	10
	> $75M	17	17	17	15	15	16
	> $50M	32	31	30	31	31	31
	> $20M	85	85	86	86	86	84
	> $10M	154	154	151	150	150	153
	> $5M	247	244	244	231	231	226
	> $3M	325	321	314	311	311	300
	> $1M	536	533	537	542	542	526
Customer Metrics	Revenue from Existing customers %	97.9%	98.5%	99.6%	98.1%	96.7%	97.7%
	Number of new customers	39	67	36	194	65	44
	Total Number of active customers	1105	1100	1071	1054	1054	1018
	Customer Concentration
	Top customer	3.2%	3.1%	3.3%	3.7%	3.8%	3.8%
	Top 5	11.5%	11.7%	12.2%	12.9%	12.6%	12.7%
	Top 10	19.3%	19.8%	20.1%	21.2%	20.6%	21.0%

		FY 15-16			FY 14-15
		Q3	Q2	Q1	FY	Q4	Q3
Currency Mix	% of Revenue
	USD	60%	60%	61%	58%	59%	58%
	GBP	12%	13%	14%	15%	14%	14%
	EUR	8%	8%	7%	8%	7%	8%
	INR	7%	7%	6%	7%	8%	7%
	AUD	4%	4%	4%	4%	4%	4%
	CAD	2%	2%	2%	2%	2%	3%
	Others	7%	6%	6%	6%	6%	6%
Employee Metrics	Closing Head Count - IT Services Utilization	170,664	168,396	161,789	158,217	158,217	156,866
	(IT Services excl BPO, IFOX & I&ME*)
	Gross Utilization	66.4%	69.5%	71.3%	69.4%	70.5%	68.5%
	Net Utilization (excl Support)	73.8%	77.2%	79.4%	76.8%	78.0%	75.9%
	Net Utilization (Excluding Trainees)	78.0%	82.3%	81.9%	79.1%	80.5%	78.8%
	Attrition
	IT Services excl BPO and I&ME
	Voluntary TTM	16.3%	16.4%	16.4%	16.5%	16.5%	16.5%
	Voluntary Quarterly Annualized	16.3%	16.8%	16.4%	16.5%	15.6%	16.4%
	BPO %- Quarterly	9.9%	10.2%	12.0%	12.8%	13.3%	13.1%
	BPO % - Post Training Quarterly	8.8%	8.5%	9.3%	9.9%	9.6%	9.1%
	Sales & Support Staff - IT Services (avg)	13,239	13,068	12,517	11,433	11,629	11,603
	*India & Middle-East Business
B. IT Services (Excluding Infocrossing, BPO, Designit and India & Middle East Business)
Service delivery	Revenue from FPP	55.9%	53.4%	54.5%	54.0%	55.5%	55.1%
	Onsite revenue - % of services	53.8%	53.9%	54.6%	54.0%	53.7%	54.3%
	Off shore revenue - % of services	46.2%	46.1%	45.4%	46.0%	46.3%	45.7%

Growth Metrics For Quarter ended December 31, 2015

	Seq %	YoY%	Constant Currency Seq %	Constant Currency YoY %
IT Services	0.3%	2.4%	1.4%	6.3%
Verticals
Global Media & Telecom	1.0%	-0.2%	2.7%	5.4%
Finance Solutions	-1.6%	4.4%	-0.7%	7.8%
Manufacturing & Hitech	-1.3%	3.2%	-0.6%	6.6%
Healthcare, Life Sciences & Services	5.2%	4.9%	6.0%	7.2%
Retail, Consumer Goods & Transportation	3.7%	13.0%	4.6%	16.7%
Energy, Natural Resources & Utilities	-1.7%	-10.4%	0.0%	-5.3%
Geography
Americas	0.0%	5.3%	0.3%	6.8%
Europe	-1.4%	-8.1%	1.4%	-2.3%
India & Middle East business	4.8%	17.5%	5.4%	20.9%
APAC and Other Emerging Markets	1.6%	2.0%	3.1%	12.3%
Practices*
Global Infrastructure Services	0.7%	3.8%
Analytics	-1.4%	8.4%
Business Process Services	1.0%	5.9%
Product Engineering	2.1%	16.2%
Application Services	0.0%	-1.9%
R&D Business	-0.2%	9.3%
Consulting	-15.2%	-14.2%

Constant currency revenues for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period.

*	Effective April 2015, Wipro realigned its service lines. The realigned numbers are being represented after regrouping for prior periods

Annexure to Datasheet

Segment-wise breakup of Cost of Revenues, S&M and G&A	Q3 FY 15-16 (INR Mn.)
Particulars	IT Services	IT Products	Reconciling Items	Total
Cost of revenues	84,083	6,154	33	90,270
Selling and marketing expenses	7,725	309	328	8,362
General and administrative expenses	6,518	546	(54)	7,010

Total	98,326	7,009	307	105,642